Sprott Physical Platinum and Palladium Trust 6-K

Exhibit 99.1

Interim Report to Unitholders

June 30, 2021

Table of Contents

Interim Management Report of Fund Performance	3

Interim Financial Statements	7

The interim management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s interim financial statements. A copy of the interim financial statements has been included within the Interim Report to Unitholders. You can also get a copy of the interim financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprottphysicalbullion.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, P.O. Box 26, Toronto, Ontario M5J 2J1.

Unitholders may also contact us using one of these methods to request a copy of the investment fund’s proxy voting policies and procedures, proxy voting disclosure record, or quarterly portfolio disclosure.

Sprott Physical Platinum and Palladium TrustJune 30, 2021

Interim Management Report of Fund Performance (in U.S. dollars)

Management Discussion of Fund Performance

Investment Objective and Strategies

Sprott Physical Platinum and Palladium Trust (the “Trust”) is a closed end mutual fund trust organized under the laws of the Province of Ontario, Canada. Sprott Asset Management LP (the “Manager”) is the manager of the Trust. The Trust was created to invest and hold substantially all of its assets in physical platinum and palladium bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and does not speculate with regard to short-term changes in platinum and palladium prices.

The units of the Trust are listed on the New York Stock Exchange Arca (“NYSE Arca”) under the ticker symbol “SPPP”, and the Toronto Stock Exchange (“TSX”) under the ticker symbols “SPPP” and “SPPP.U”.

Risks

There have been no changes to the Trust over the financial period that materially affected the risk level of the Trust.

The changing economic and market climate as a result of COVID-19 has led to the Managers of the Trust implementing its business continuity plan. Our portfolio managers and enterprise shared services teams and key outsource service providers are fully operational. While the exact impacts of COVID-19 over the short and long-term are undeterminable at the date of this report, management believes the effects of COVID-19 we have witnessed thus far, and in particular, world government responses thereto via fiscal and monetary policy, will continue to be highly constructive to precious metals markets as we progress through 2021.

Results of Operations

For the period from April 1, 2021 to June 30, 2021, the total change in unrealized losses on physical platinum bullion amounted to $5.7 million and the total change in unrealized gains on physical palladium bullion amounted to $6.1 million compared with the total change in unrealized gains on physical platinum bullion of $4.3 million and the total change in unrealized losses on physical palladium bullion of $24.8 million for the same period in 2020. There are no realized gains on physical platinum bullion and no realized gains on physical palladium bullion. Comparatively, for the same period in 2020, the realized loss on physical platinum bullion of $1.9 million and realized gains on physical palladium bullion amounted to $7.4 million. For the period from January 1, 2021 to June 30, 2021, the total change in unrealized losses on physical platinum bullion amounted to $3.0 million and the total change in unrealized gains on physical palladium bullion amounted to $13.0 million compared with the total change in unrealized gains on physical platinum bullion of $0.1 million and the total change in unrealized losses on physical palladium bullion of $12.0 million for the same period in 2020. There are no realized gains on physical platinum bullion and no realized gains on physical palladium bullion. Comparatively, for the same period in 2020, the realized loss on physical platinum bullion of $3.4 million and realized gains on physical palladium bullion amounted to $14.7 million.

During the period from January 1, 2021 to June 30, 2021, the Trust issued 1,421,475 units for gross proceeds of $26.8 million and redeemed 669 units for cash. Comparatively, for the same period in 2020, the Trust issued 211,443 units for gross proceeds of $3.3 million and redeemed 1,598,361 units for physical bullion.

Sprott Physical Platinum and Palladium TrustJune 30, 2021

The value of the net assets of the Trust as at June 30, 2021 was $162.7 million or $19.27 per unit, compared to $126.8 million or $18.06 as at December 31, 2020. The Trust held 48,920 ounces of physical platinum bullion and 39,065 ounces of physical palladium bullion as at June 30, 2021, compared to 28,136 ounces of physical platinum bullion and 39,065 ounces of physical palladium bullion as at December 31, 2020. As at June 30, 2021, the spot price of physical platinum bullion was $1,075.43 an ounce and the spot price of physical palladium bullion was $2,783.69 an ounce, compared to a spot price for platinum bullion of $1,072.12 an ounce and the spot price of physical palladium bullion of $2,448.81 an ounce as at December 31, 2020.

The Trust returned 6.7% compared to the returns on spot platinum of 0.3% and on spot palladium of 13.7%, for the period from January 1, 2021 to June 30, 2021. Comparatively, for the same period in 2020, the Trust returned (3.4)% compared to the returns on spot platinum and palladium bullion of (14.2)% and (0.1)%, respectively.

The units closed at $18.81 on the NYSE Arca and $20.24 on the TSX on June 30, 2021 compared to closing prices of $17.82 on the NYSE Arca and $17.38 on the TSX on December 31, 2020. The units are denominated in U.S. dollars on both exchanges. During the period from January 1, 2021 to June 30, 2021, the Trust’s units traded on the NYSE Arca at an average discount to net asset value of approximately 0.6%, compared to approximately 6.2% for the same period in 2020.

The Trust pays its own expenses, which include, but are not limited to, audit, legal and trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical bullion, and any expenses associated with the Independent Review Committee of the Trust. Operating expenses1 for the period from April 1, 2021 to June 30, 2021 amounted to $0.2 million compared to $0.2 million for the same period in 2020. Operating expenses for the period from April 1, 2021 to June 30, 2021 amounted to 0.41% of the average net assets during the period on an annualized basis, compared to 0.68% for the same period in 2020. Operating expenses for the period from January 1, 2021 to June 30, 2021 amounted to $0.3 million compared to $0.6 million for the same period in 2020. Operating expenses for the period from January 1, 2021 to June 30, 2021 amounted to 0.45% of the average net assets during the period on an annualized basis, compared to 0.62% for the same period in 2020.

During the period from January 1, 2021 to June 30, 2021, the Trust sold 1,421,475 units through the at-the-market offering program (the “ATM Program”), compared to 211,443 units for the same period in 2020.

There were no changes to the Manager of the Trust, nor were there any material changes to the investment philosophy or process.

Related Party Transactions

There were no transactions between the Trust and its related parties during the reporting period, except as outlined below:

Management Fees

The Trust pays the Manager, a monthly management fee equal to 1⁄12 of 0.50% of the value of the net assets of the Trust (determined in accordance with the Trust’s trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the period from April 1, 2021 to June 30, 2021, the Trust incurred management fees of $0.2 million (not including applicable Canadian taxes) compared to $0.1 million for the same period in 2020. For the period from January 1, 2021 to June 30, 2021, the Trust incurred management fees of $0.4 million (not including applicable Canadian taxes) compared to $0.3 million for the same period in 2020.

1The operating expenses non-GAAP measure is calculated for the year-to-date period to June 30, 2021 as total expenses per the unaudited statements of comprehensive income (loss) less management fees of $0.4 million, sales tax of $nil, and net foreign exchange gains (losses) of $nil (amounts for the year-to-date period to June 30, 2020 were $0.3 million, $nil and $nil, respectively).

Sprott Physical Platinum and Palladium TrustJune 30, 2021

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the periods indicated. All dollar amounts are expressed in U.S. dollars.

Net assets per unit1

	For the six months ended June 30, 2021 (unaudited) $	For the year ended December 31, 2020 $	For the year ended December 31, 2019 $	For the year ended December 31, 2018 $	For the year ended December 31, 2017 $
Net assets per Unit, beginning of period	18.06	14.87	10.27	9.49	7.01
Increase (decrease) from operations[2]:
Total revenue	—	—	—	—	—
Total expenses	(0.10)	(0.21)	(0.18)	(0.09)	(0.08)
Realized gains (losses) for the period	—	1.61	0.63	0.08	(0.10)
Unrealized gains (losses) for the period	1.28	1.95	3.94	0.59	2.68
Total increase (decrease) from operations	1.18	3.35	4.39	0.58	2.50
Net assets per Unit, end of period	19.27	18.06	14.87	10.27	9.49

1This information is derived from the Trust’s unaudited and audited financial statements.

2Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	For the six months ended June 30, 2021 (unaudited) $	For the year ended December 31, 2020 $	For the year ended December 31, 2019 $	For the year ended December 31, 2018 $	For the year ended December 31, 2017 $
Total net asset value (000’s)[1]	$162,701	$126,814	$117,709	$101,518	$125,267
Number of Units outstanding[1]	8,442,259	7,021,453	7,917,629	9,881,150	13,199,121
Management expense ratio[2]	1.01%	1.07%	1.29%	0.97%	0.94%
Trading expense ratio[3]	Nil	Nil	Nil	Nil	Nil
Portfolio turnover rate[4]	Nil	7.69%	1.68%	0.04%	0.02%
Net asset value per Unit	$19.27	$18.06	$14.87	$10.27	$9.49
Closing market price – NYSE Arca	$18.81	$17.82	$14.39	$9.86	$9.34
Closing market price – TSX	$20.24	$17.38	$14.30	$9.89	$9.27

1This information is provided as at the date shown, as applicable.

2Management expense ratio (“MER”) is based on total expenses (including applicable Canadian taxes and excluding commissions and other portfolio transaction costs) for the stated period and is expressed as an annualized percentage of the average daily net asset value during the period.

3The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.

4The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the period. The higher the Trust’s portfolio turnover rate in a period, the greater the chance of an investor receiving taxable capital gains in the period. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assume reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the Net Asset Value of the units of the Trust.

Sprott Physical Platinum and Palladium TrustJune 30, 2021

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for periods shown. The chart shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each period.

50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
Return (%)
-5.4%
-0.3%
-28.8%
11.6%
35.3%
8.3%
44.7%
21.5%
6.7%[1]
2013
2014
2015
2016
2017
2018
2019
2020
2021

1For the 6 months ended June 30, 2021.

Summary of Investment Portfolio

The following Top Holdings table shows the 25 largest positions (or all positions if the total number of positions is less than 25) held by the Trust as at June 30, 2021 based on the fair value of the position, expressed as a percentage of the Trust’s net asset value.

PORTFOLIO ALLOCATION		TOP HOLDINGS
Asset Class	% of Net Asset Value	Position	% of Net Asset Value
Platinum	32.3	Physical platinum bullion	32.3
Palladium	66.8	Physical palladium bullion	66.8
Cash	0.9	Cash	0.9
Other Assets, Less Liabilities	—	Other Assets, Less Liabilities	—
		Total	100.0

Total Net Asset Value (000’s)	$162,701

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Platinum and Palladium Trust

Unaudited interim financial statements

June 30, 2021

Sprott Physical Platinum and Palladium Trust

Unaudited statements of comprehensive income (loss)

(in thousands of U.S. dollars, except unit amounts)

	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020
	$	$	$	$
Income
Net realized gains (losses) on redemptions and sales of platinum and palladium bullion	—	5,452	—	11,252
Change in unrealized gains (losses) on platinum and palladium bullion	422	(20,467)	10,034	(11,925)
	422	(15,015)	10,034	(673)

Expenses
Management fees (note 8)	204	121	371	279
Bullion storage fees	64	190	127	402
Listing and regulatory filing fees	29	23	58	46
Unitholder reporting costs	14	21	28	42
Sales tax	22	17	43	37
Legal fees	31	19	63	39
Custodial fees	—	1	1	1
Administrative fees	7	18	14	37
Audit fees	20	18	39	37
Trustee fees	1	1	2	2
Independent Review Committee fees	2	3	3	5
Net foreign exchange gains (losses)	—	—	—	(1)
	394	432	749	926

Net income (loss) and comprehensive income (loss)	28	(15,447)	9,285	(1,599)
Weighted average number of Units	8,218,730	6,700,753	7,848,629	7,118,804

Increase (decrease) in total equity from operations per Unit	—	(2.31)	1.18	(0.22)

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust

Unaudited statements of financial position

(in thousands of U.S. dollars)

	As at June 30, 2021	As at December 31, 2020
	$	$
Assets
Current assets
Cash	1,529	1,161
Platinum bullion	52,610	30,165
Palladium bullion	108,744	95,662
Prepaid assets	66	66
Total assets	162,949	127,054

Liabilities
Current liabilities
Accounts payable	248	240
Total liabilities	248	240

Equity
Unitholders’ capital	101,681	74,857
Unit premiums and reserves	2	1
Retained earnings	76,622	67,342
Underwriting commissions and issue expenses	(15,604)	(15,386)
Total equity (note 7)	162,701	126,814

Total liabilities and equity	162,949	127,054

Total equity per Unit	19.27	18.06

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert Director	John Ciampaglia Director

Sprott Physical Platinum and Palladium Trust

Unaudited statements of changes in equity

(in thousands of U.S. dollars, except unit amounts)
For the six months ended June 30, 2021 and 2020

	Number of Units Outstanding	Unitholders’ Capital	Retained Earnings (Deficit)	Underwriting Commissions and Issue Expenses	Unit Premiums and Reserves	Total Equity
		$	$	$	$	$
Balance as at January 1, 2020	7,917,629	79,369	53,500	(15,161)	1	117,709
Proceeds from issuance of Units (note 7)	211,443	3,287	—	—	—	3,287
Cost of redemption of Units (note 7)	(1,598,361)	(15,984)	(9,562)	—	—	(25,546)
Net income (loss) and comprehensive income (loss) for the period	—	—	(1,599)	—	—	(1,599)
Underwriting commissions and issue expenses	—	—	—	(26)	—	(26)
Balance as at June 30, 2020	6,530,711	66,672	42,339	(15,187)	1	93,825
Balance as at January 1, 2021	7,021,453	74,857	67,342	(15,386)	1	126,814
Proceeds from issuance of Units (note 7)	1,421,475	26,831	—	—	—	26,831
Cost of redemption of Units (note 7)	(669)	(7)	(5)	—	1	(11)
Net income (loss) and comprehensive income (loss) for the period	—	—	9,285	—	—	9,285
Underwriting commissions and issue expenses	—	—	—	(218)	—	(218)
Balance as at June 30, 2021	8,442,259	101,681	76,622	(15,604)	2	162,701

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust

Unaudited statements of cash flows

(in thousands of U.S. dollars)

	For the six months ended June 30, 2021	For the six months ended June 30, 2020
	$	$
Cash flows from operating activities
Net income (loss) for the period	9,285	(1,599)
Adjustment to reconcile net income (loss) for the period to net cash from operating activities
Net realized (gains) losses on redemptions and sales of platinum and palladium bullion	—	(11,252)
Change in unrealized (gains) losses on platinum and palladium bullion	(10,034)	11,925
Net changes in operating assets and liabilities
Increase (decrease) in accounts payable	8	216
Net cash provided by (used in) operating activities	(741)	(710)

Cash flows from investing activities
Purchases of platinum and palladium bullion	(25,493)	(2,334)
Sales of platinum and palladium bullion	—	134
Net cash provided by (used in) investing activities	(25,493)	(2,200)

Cash flows from financing activities
Proceeds from issuance of Units (note 7)	26,831	3,287
Payments on redemption of Units (note 7)	(11)	(239)
Underwriting commissions and issue expenses	(218)	(26)
Net cash provided by (used in) financing activities	26,602	3,022

Net increase (decrease) in cash during the period	368	112
Cash at beginning of period	1,161	269
Cash at end of period	1,529	381

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust
Notes to financial statements – Trust specific information June 30, 2021

(in thousands of U.S. dollars, unless otherwise indicated)

Financial Risk Management (note 6)

Investment Objective

The investment objective of the Trust is to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and does not speculate with regard to short-term changes in platinum and palladium prices. The Trust will only purchase and expects only to own “Good Delivery Bars” as defined by the London Platinum and Palladium Market (“LPPM”), with each bar purchased being verified against the LPPM source.

Significant risks that are relevant to the Trust are discussed here. General information on risks and risk management is described in Note 6 of the Generic Notes.

Fair Value Measurements

The reconciliation of bullion holdings for the six months ended June 30, 2021 and year ended December 31, 2020 is presented as follows:

	June 30, 2021	December 31, 2020
	$	$
Balance at beginning of period	125,827	117,647
Purchases	25,493	8,634
Sales	—	—
Redemptions for physical bullion	—	(25,301)
Realized gains (losses) on sales and redemptions for physical bullion	—	11,252
Change in unrealized gains (losses)	10,034	13,595
Balance at end of period	161,354	125,827

Realized gains (losses) on physical bullion include both realized gains (losses) on sales of physical bullion, and realized gains (losses) occurring upon unitholder redemptions for physical bullion.

The cost of physical platinum bullion as at June 30, 2021 and December 31, 2020 was $63,663 and $38,170, respectively. The cost of physical palladium bullion as at June 30, 2021 and December 31, 2020 was $27,360 and $27,360, respectively.

Market Risk

a) Other Price Risk

If the market value of each of platinum and palladium bullion increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $1.6 million (December 31, 2020: $1.3 million); conversely, if the value of each of platinum and palladium bullion decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

Sprott Physical Platinum and Palladium Trust
Notes to financial statements – Trust specific information June 30, 2021

(in thousands of U.S. dollars, unless otherwise indicated)

b) Currency Risk

As at June 30, 2021, approximately $28 (December 31, 2020: $71) of the Trust’s liabilities were denominated in Canadian dollars. As a result, a 1% change in the exchange rate between the Canadian and U.S. Dollars would have no material impact to the Trust.

Concentration Risk

The Trust’s risk is concentrated in physical platinum and palladium bullion, whose values constitute 32.3% and 66.8% of total equity, respectively, as at June 30, 2021 (December 31, 2020: 23.8% and 75.4%, respectively).

Management Fees (note 8)

The Trust pays the Manager a monthly management fee equal to 1⁄12 of 0.50% of the value of net assets of the Trust (determined in accordance with the Trust’s trust agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.

Tax Loss Carryforwards

As of the taxation year ended December 31, 2020, the Trust had capital losses available for tax purposes of $473 (December 31, 2019: $464).

Related Party Disclosures (note 8)

There have been no other transactions between the Trust and its related parties during the reporting period, other than management fees as discussed above.

Other Risk

The changing economic and market climate as a result of COVID-19 has led to the Managers of the Trust implementing its business continuity plan. The Trust’s portfolio managers, enterprise shared services teams and key outsource service providers are fully operational. The exact impacts of COVID-19 over the short and long-term are undeterminable at the date of this report.

Sprott Physical Platinum and Palladium Trust
Generic Notes to financial statements June 30, 2021

1. Organization of the Trusts

Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and Sprott Physical Gold and Silver Trust (collectively, the “Trusts” and each a “Trust”) are closed-end mutual fund trusts created under the laws of the Province of Ontario, Canada, pursuant to trust agreements. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trusts. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trusts. RBC Investor Services Trust also acts as custodian on behalf of the Trusts for the Trusts’ assets other than physical bullion. The Royal Canadian Mint acts as custodian on behalf of the Trusts for the physical bullion owned by the Trusts. The Trusts’ registered office is located at Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

The Trusts are authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the “NYSE Arca”) and the Toronto Stock Exchange (the “TSX”). The date of inception and trading symbols of each of the Trusts is as follows:

Trust	Trust Agreement date	Initial Public Offering date	NYSE Arca and TSX symbols, respectively
Sprott Physical Gold Trust	August 28, 2009, as amended and restated as of December 7, 2009, February 1, 2010, February 27, 2015 and November 13, 2020.	March 3, 2010	PHYS, PHYS.U
Sprott Physical Silver Trust	June 30, 2010, as amended and restated as of October 1, 2010, February 27, 2015 and November 13, 2020.	October 28, 2010	PSLV, PSLV.U
Sprott Physical Platinum and Palladium Trust	December 23, 2011, as amended and restated as of June 6, 2012	December 19, 2012	SPPP, SPPP.U
Sprott Physical Gold & Silver Trust	October 26, 2017	January 16, 2018	CEF, CEF.U

The Statements of Financial Position for the Trusts are as at June 30, 2021 and December 31, 2020. The Statements of Comprehensive Income (Loss) are for the three and six month periods ended June 30, 2021 and 2020, and the Statements of Changes in Equity and Statements of Cash Flows for the Trusts are for the six month periods ended June 30, 2021 and 2020. These financial statements were authorized for issue by the Manager on August 13, 2021.

2. Basis of Preparation

These financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in equity during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000s) unless otherwise indicated.

Sprott Physical Platinum and Palladium Trust
Generic Notes to financial statements June 30, 2021

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Trusts:

Physical bullion

Investments in physical bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical bullion are accounted for on the business day following the date the order to buy or sell is executed. Realized and unrealized gains and losses of holdings are calculated on an average cost basis.

Other assets and liabilities

Other assets and liabilities are recognized at fair value upon initial recognition. Other assets such as due from broker and other receivables are classified as loans and receivables and measured at amortized cost. Other financial liabilities are measured at amortized cost.

Income taxes

In each taxation year, the Trusts will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trusts intend to distribute their taxable income to unitholders at the end of every fiscal year and therefore the Trusts themselves would not have any income tax liability.

Functional and presentation currency

Each Trust’s functional and presentation currency is the U.S. Dollar. Each Trusts’ performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future. The following discusses the most significant accounting judgments and estimates that the Trusts have made in preparing the financial statements:

Estimation uncertainty

For tax purposes, the Trusts generally treat gains from the disposition of bullion as capital gains, rather than income, as the Trusts intend to be long-term passive holders of bullion, and generally dispose of their holdings in bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

Sprott Physical Platinum and Palladium Trust
Generic Notes to financial statements June 30, 2021

The Trusts based their assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trusts. Such changes are reflected in the assumptions when they occur.

5. Fair Value Measurements

The Trusts use a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value their investments. The fair value hierarchy has the following levels:

Level 1Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trusts have the ability to access at the measurement date;

Level 2Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3Prices, inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical bullion is measured at fair value. The fair value measurement of all bullion falls within Level 1 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying values of cash, accounts receivable and accounts payable approximate their fair values due to their short-term nature.

6. Financial Risk, Management and Objectives

The Trusts’ objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trusts’ activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trusts have investment guidelines that set out their overall business strategies, their tolerance for risk and their general risk management philosophy, as set out in each Trust’s offering documents. The Trusts’ Manager is responsible for identifying and controlling risks. The Trusts are exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the bullion that they hold. Only certain risks of the Trusts are actively managed by the Manager, as the Trusts are passive investment vehicles. Significant risks that are relevant to the Trusts are discussed below. Refer to the Notes to financial statements — Trust specific information of each Trust for specific risk disclosures.

Price risk

Price risk arises from the possibility that changes in the market price of each Trust’s investments, which consist almost entirely of bullion, will result in changes in fair value of such investments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trusts do not hedge their exposure to interest rate risk as that risk is minimal.

Sprott Physical Platinum and Palladium Trust
Generic Notes to financial statements June 30, 2021

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. Each Trust’s assets, substantially all of which consist of an investment in bullion, are priced in U.S. dollars. Some of the Trusts’ expenses are payable in Canadian dollars. Therefore, the Trusts are exposed to currency risk, as the value of their liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trusts, and, as such, exposure to foreign exchange risk is limited. The Trusts do not enter into currency hedging transactions.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trusts primarily incur credit risk when entering into and settling bullion transactions. It is each Trust’s policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trusts’ counterparties, such as bullion dealers, by reviewing their financial statements when available, regulatory notices and press releases. The Trusts seek to minimize credit risk relating to unsettled transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trusts will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trusts could be required to pay their liabilities earlier than expected. The Trusts are also subject to redemptions for both cash and bullion on a regular basis. The Trusts manage their obligation to redeem units when required to do so and their overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trusts. Each Trust’s liquidity risk is minimal, since it’s primary investment is physical bullion, which trades in a highly liquid market. All of the Trusts’ financial liabilities, including due to brokers, accounts payable and management fees payable have maturities of less than three months.

Concentration risk

Each Trust’s risk is concentrated in the physical bullion of precious metals.

7. Unitholders’ Capital

The Trusts are authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trusts’ capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trusts’ capital is provided in their statements of changes in equity. Under the trust agreements of each Trust, Units may be redeemed at the option of the unitholder on a monthly basis for physical bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the Net Asset Value (“NAV”) of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the

Sprott Physical Platinum and Palladium Trust
Generic Notes to financial statements June 30, 2021

redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

The Trusts’ units are classified as equity on the Statements of Financial Position, since the Trusts’ units meet the criteria in IAS 32, Financial Instruments: Presentation (“IAS 32”) for classification as equity.

Net Asset Value

NAV is defined as a Trust’s net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical bullion based on the end-of-day price provided by a widely recognized pricing service.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trusts, the capital of the Trusts as represented by the Unitholders’ capital in the statements of financial position can vary depending on the demand for redemptions and subscriptions to the Trusts. The Trusts are not subject to externally imposed capital requirements and have no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in their trust agreements. The Trusts may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trusts are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

Each Trusts’ objectives for managing capital are:

•To invest and hold substantially all of the Trust’s assets in physical bullion; and

•To maintain sufficient liquidity to meet the expenses of each Trust, and to meet redemption requests as they arise.

Refer to “Financial risk, management and objectives” (Note 6) for the policies and procedures applied by the Trusts in managing their capital.

8. Related Party Disclosures

The Trusts pay the Manager a monthly management fee, calculated and accrued daily and payable monthly in arrears on the last day of each month. Management fees are unique to each Trust and are subject to applicable taxes.

Sprott Physical Platinum and Palladium Trust
Generic Notes to financial statements June 30, 2021

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trusts. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trusts. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trusts. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

10. Personnel

The Trusts did not employ any personnel during the period, as their affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

Corporate Information

Head Office

Sprott Physical Platinum and Palladium Trust

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2600, PO Box 26

Toronto, Ontario M5J 2J1

Telephone: (416) 203-2310

Toll Free: (877) 403-2310

Email: ir@sprott.com

Auditors

KPMG LLP

Bay Adelaide Centre

333 Bay Street

Suite 4600

Toronto, Ontario M5H 2S5

Legal Counsel

Baker & McKenzie LLP

Brookfield Place

Bay Wellington Tower

181 Bay Street, Suite 2100

Toronto, Ontario Canada M5J 2T3

Seward & Kissel LLP

901 K Street N.W., 8th Floor

Washington, DC 20001

0721960 07/21_SAM_C_SPPPT

www.sprott.com